UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972-73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Contents

This Report of Foreign Private Issuer on Form 6-K is being filed by Steakholder Foods Ltd. (the “Company”) for the sole purpose of incorporating by reference the Company’s Report of Foreign Private Issuer on Form 6-K dated January 10, 2023, into the Company’s registration statements on Form F-3 (File No. 333-264110) and Form S-8 (File Nos. 333-255419 and 333-267045).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer
Date: January 11, 2023